November 7, 2011

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jorge Bonilla, Staff Accountant

Dear Sirs/Mesdames:

Re:	MFC Industrial Ltd. (formerly, Terra Nova Royalty Corporation) (the “Company”) Form 20-F for the year ended December 31, 2010 Filed March 31, 2011 File No.: 001-04192

The Company writes this letter in connection with the comment letter from the Securities and Exchange Commission (the “Commission”) dated September 29, 2011, respecting the Company’s Form 20-F for the year ended December 31, 2010, and the Company’s response thereto set forth in a letter dated October 12, 2011 from the Company’s counsel, Sangra Moller LLP. The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

MFC INDUSTRIAL LTD.

By: /s/ Michael Smith
      Michael Smith
      Chairman, Chief Executive Officer
      and President